

Boart Longyear Limited

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374

E-mail: info@boartlongyear.com

www.boartlongyear.com

082-35090

15 May 2008

Sent Via Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission copies of the following announcements: (1) Annual General Meeting, submitted on April 28, 2008; (2) Chairman's Address to Shareholders, submitted on April 28, 2008; (3) Results of Annual General Meeting, submitted on April 28, 2008; (4) Press Release – CEO Retirement and Announcement of Successor, submitted on April 28, 2008; (5) Appendix 3Y – Change of Director's Interest Notice, submitted on May 8, 2008 and (6) Appendix 3Y – Change of Director's Interest Notice, submitted on May 8, 2008. These announcements were submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

Enclosures

5/19

Our Differences Create Value





BOART LONGYEAR

Paul Brunner - CFO

Monday, 28 April 2008

Annual General Meeting

Important notice and disclaimer

This presentation has been prepared by Boart Longyear Limited (the "Company"). It contains general background information about the Company's activities current as at the date of the presentation. It is information given in summary form and does not purport to be complete. The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not (and nothing in it should be construed as) an offer, invitation, solicitation or recommendation with respect to the subscription for, purchase or sale of any security in any jurisdiction, and neither this document nor anything in it shall form the basis of any contract or commitment. The presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate.

The Company has prepared this presentation based on information available to it, including information derived from publicly available sources that have not been independently verified. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness, correctness or reliability of the information, opinions and conclusions expressed.

Any statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. This presentation should not be relied upon as a recommendation or forecast by the Company. To the maximum extent permitted by law, none of the Company, its directors, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

The financial information disclosed has been prepared on a statutory and pro-forma basis, which is consistent with the financial information provided in the IPO Prospectus. Due care and attention should be undertaken when considering and analysing the financial performance of the Company. All references to dollars are to United States currency unless otherwise stated.


Excellent financial performance
2007 Actual vs Proforma Results
Revenue: ↑8%, EBITDA: ↑5%
US$1.6 bn
US$165 m
Revenue
Net Profit After Tax
2007 Actual vs Statutory Results
Revenue: ↑41%, EBITDA: ↑330%
330%
41%
Revenue growth
EBITDA growth
2007 Actual EBITDA & Cash flows
Strong cash flows
US$297m
US$158m
EBITDA
Operating cashflows
2007 Actual Shareholder Returns
35% H2 NPAT, 35% franked
US 5.4 cents
US 1.5 cents
Earnings per share
Dividends per share
BOART LONGYEAR

Key market drivers continue to be robust


China is key driver of base metals
2008 Copper demand growth forecast
World demand growth: 4.2%
China
Percentage growth
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
China
Rest of Asia
USA
Rest of World
Source: GSJBW, CRU International
US economy is key driver of gold
Spot gold prices
Monthly Gold Spot Price (US$/oz)
1000
950
900
850
800
750
700
650
600
Dec-2006
Mar-2007
Jun-2007
Sep-2007
Dec-2007
Mar-2008
Cash cost margin > 50%
Gold (US$)
Source: GSJBW
High prices and margins continue
Copper prices
US$/lb
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2001
2002
2003
2004
2005
2006
2007
2008E
2009E
2010E
Cash cost margin > 50%
Median Cash Cost
Annual Average Copper Price
Source: GSJBW
Strong demand for exploration
Global nonferrous minerals exploration budgets
US$ billion
12.0
10.0
8.0
6.0
4.0
2.0
0.0
3.8
5.1
7.5
10.5
2004
2005
2006
2007
Gold
Base metals
Other minerals
Source: Metal Economics Group data, 2004-2007

BOART LONGYEAR

Positive outlook

- Confident 2008 revenue growth will be 15%, strong 1st Quarter
- Confident 2007 2nd Half margins will be achieved in 2008
- Beyond 2008 outlook continues to look robust
- Strong balance sheet will support abundant organic and acquisition growth opportunities
- Transition to new CEO was planned, will be smooth. Business as usual!


BOART LONGYEAR

Our Differences Create Value







BOART LONGYEAR

Craig Kipp - President & COO

Monday, 28 April 2008

Annual General Meeting

Our difference:
Leverage our integrated businesses


PRODUCTS
Product innovation
Productivity
Market Intelligence
Acquisitions
MINERALS
E&I
ENERGY
Drilling Services

TODAY'S FOCUS

New Product introductions

Variable cost operations

Workforce planning

BOART LONGYEAR

New Products

More patented products launched . . . . 6 in Q1 2008

Stage 3 Bit



Variable Wall Coring Rod

Next Gen. Reamer



RC Rod Handler

LM30 Skid Steer

2007

2008

Fast Descent Core Barrel

Iron Ore Bit



S215M2

DB525 E&I Rig

New Product

New Product

New Product

New Product

New Product

BOART LONGYEAR

Variable cost operations

Manufacturing



Wuxi, China



Wroclaw, Poland



Current sites:

1. Salt Lake City, USA
2. Mississauga, Canada
3. North Bay, Canada
4. Eiterfeld, Germany
5. Wroclaw, Poland
6. Roodepoort, South Africa
7. Perth, Australia
8. Wuxi, China
9. Adelaide, Australia

Former sites:

1. Madrid, Spain
2. Shannon, Ireland
3. Interfels, Germany
4. Hof, Norway
5. MCE, Poland
6. Celle, Germany
7. Springs, South Africa
8. Denver, South Africa
9. Cardiff, Australia
10. Chamdor, South Africa

Sourcing

	2007				2008				2009			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

- Rig Assembly/Kitting:
  - Coring
  - RC
  - Underground
- Components:
  - Tools
  - Spare Parts
  - Warehousing/Logistics

BOART LONGYEAR

Workforce Planning

Now . . . . . . Forward looking through 2008

Demand drivers

- Additional projects
- Number of rigs
- Number of shifts
- Attrition rate



Enablers

- Global systems
- Global Training Team
- Weekly reporting
- Monthly regional reviews



Outcome

Q1 rig additions: 13

Q1 headcount increase: 440 drillers

Expanding training resources

Q1 new employee attrition:



BOART LONGYEAR


BOART
LONGYEAR

ENQUIRIES: ALISON HENRIKSEN, VICE PRESIDENT INVESTOR RELATIONS
TELEPHONE: +61 2 9293 2578 EMAIL: AHENRIKSEN@BOARTLONGYEAR.COM



RECEIVED
2008 MAY 19 A 9:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Chairman's Address to Shareholders
Annual General Meeting
Monday 28 April 2008

Ladies and gentlemen, I am pleased to present this report on our progress during 2007.

Our 2007 net profit after tax on a statutory basis was US$81.1 million which exceeded our prospectus forecast by some 3.7 percent. Because of the large extent of restructuring undertaken by the company in late 2006 and early 2007, prior to our IPO, the best way to judge our progress is to compare our results with our prospectus forecasts. I am very pleased, therefore, to report, that we exceeded our prospectus forecasts in relation to revenues, earnings before interest tax depreciation and amortisation, and our net profit after tax. EBITDA in 2007 was US$336.2 million which exceeded our prospectus forecast by 5 percent. Our revenues for the year were US$1,571 million which exceeded prospectus forecast by 8 percent. Both our Drilling Services and Products divisions contributed to our above prospectus results. The company ended the year with a strong cash position, and net debt of US$569 million which was less than we forecast in our prospectus.

The company has declared a dividend of US1.5 cents per share which was paid to shareholders on 18 April.

Our good results were achieved in a climate of strong growth in demand for our products and services, driven by a continued demand for mineral resources on a worldwide basis. In order to meet our customers' growing demands for our products and services, the company invested during the year to add 130 new drill rigs to our worldwide fleet, bringing our total to around 1,100 at year end. We also acquired a number of drilling and products companies in 2007 which have added to our capability, particularly in Australia and in South America, and we increased our

commitment to research and development to make sure that our product range stays well ahead of the competition. We also invested capital to expand our manufacturing operations, particularly in China and in Poland, our lower-cost manufacturing sites. We continue to invest in safety systems and training to provide our customers with the safest drilling operations.

All-in-all, our progress in 2007 was strong and satisfying, and our achievements are a credit to our chief executive, his executive team and all of our people around the world. On behalf of shareholders, I thank them all for their energy, dedication and achievements over the past year.

Ladies and gentlemen, your board and our management team believe that your company is well-positioned to continue to grow our revenues and profits in 2008 and beyond. Notwithstanding volatility in global debt and equity markets, we believe our high-quality products and our reliable and safe contract drilling services will remain in high demand as the world continues to expand the production of minerals, energy and water resources in the years ahead. Indeed, with our moderate debt levels, our high level of interest cover and our strong cashflows, your company is well-positioned to continue to take advantage of market conditions by further investment in organic growth and by making selective acquisitions in the year ahead. We expect, therefore, continued double digit percentage growth in the company's revenues in 2008.

Before concluding my report there is another important development in the company's evolution which I wish to report today. After more than 20 years as an employee of the company and its predecessor groups, our chief executive office, Paul Brunner, has given notice that it is his intention to retire on the 31 December 2008. Paul has served the company as chief executive since 2004. These have been years of extraordinary change and achievement by the company and included not only significant growth and restructuring of the business on a global basis, but the transition of ownership from a division of Anglo American plc to private equity groups and subsequently to become a public-listed company last April.

Paul has made a fantastic contribution to this group, and it is with considerable regret that the board has received Paul's notice of retirement. I would emphasise,

however, that Paul's retirement did not come without careful planning for the leadership succession.

I am, therefore, also pleased to announce today that the board has appointed our chief operating officer, Mr. Craig Kipp, to succeed Paul as our next chief executive officer from 1 January 2009.

Craig joined the company in October 2005 after a 22 year career with General Electric Company, during which time he held a number of senior positions. Immediately prior to joining Boart Longyear, Craig was GE's General Manager – China Operations where he led the startup of GE Energy's Operations in China. Prior to this he held the position of General Manager – Hungary Operations and was responsible for the establishment of GE's gas turbine business in Central Europe.

Craig also spent six years as an executive in GE's Nuclear Energy and Global Nuclear Fuel Divisions. Craig's career has spanned heavy industrial manufacturing operations, materials and services sourcing, global sales and marketing, engineering services, systems implementation and new business development.

He has a Bachelor of Science degree in mechanical engineering and Master of Engineering from the University of North Dakota (1978) as well as an MBA from the University of Chicago (1983).

As our chief operating officer, Craig has had operational responsibility for both parts of Boart Longyear's business, both Drilling Services and Products. Craig has been instrumental in establishing the process and organisations supporting manufacturing, sourcing, engineering, information technologies and sales across our global operations.

The board is, therefore, truly delighted that Craig has accepted promotion to the CEO role from 1 January next year. He does so as part of a well-planned succession process which has been in place over the past two years. The board's knowledge of Craig and his exceptional performance and leadership over the past two years enabled the board to come to a clear and unanimous decision to offer him the position to Craig.

Effective today, the board has appointed Craig to assume the position of President in addition to Chief Operating Officer with an enlarged scope of responsibilities for the management of the business. Paul Brunner will relinquish the President title, but will remain the Chief Executive Officer of the company until his retirement. Craig's broadened responsibilities will free Paul to focus on strategic initiatives, including our active pipeline of acquisition opportunities together with employee and investor relations and other aspects of his role as well as assist in making the leadership transition a smooth one.

Accordingly, ladies and gentlemen, while the board and company as a whole will be saddened to see Paul step down from a position he has held with great distinction for several years, we are delighted to have a candidate as strong as Craig to move seamlessly into the top job as part of an orderly succession process. We also have an ample transition timeframe to ensure that the baton is handed on smoothly. The board is grateful to Paul for his facilitation of this process which, regrettably, is all too rare amongst corporations nowadays.

Ladies and gentlemen the media release announcing Craig's appointment has been lodged a few minutes ago with the ASX and a copy will be available to you as you leave our meeting this afternoon.

Ladies and gentlemen that concludes my report to shareholders.



Boart Longyear Limited ABN 49 123 052 728

Corporate Office Australia
Level 56, MLC Centre
19-29 Martin Place, Sydney
NSW, 2000
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907
E-mail: ir@boartlongyear.com
www.boartlongyear.com

29 April 2008

Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Boart Longyear Limited (BLY) – Results of AGM

In accordance with s251AA(2) of the Corporations Act and Listing Rule 3.13.2 we advise that the outcome of each resolution put to the Annual General Meeting, held on 28 April 2008 at Museum of Sydney was decided on a show of hands with no votes being cast against any of the resolutions. Set out below is a summary of the proxy instructions for each of the resolutions.

Resolution	For	Against	Discretionary	Abstain
1. Election of Graham Bradley	930,653,235	14,189,271	2,618,222	1,873,016
2. Election of Bruce Brook	943,156,221	1,659,260	2,639,842	1,878,421
3. Election of Geoff Handley	926,342,514	1,604,074	2,629,032	18,758,124
4. Election of David McLemore	926,777,897	18,119,650	2,557,181	1,879,016
5. Election of Peter St. George	920,621,213	18,276,800	2,632,032	7,803,699
6. Appointment of Auditor	941,607,705	3,248,345	2,629,532	1,848,162
7. Adoption of Remuneration Report	835,910,006	83,665,866	2,649,733	29,114,023
8. Approval of Boart Longyear Long Term Incentive Plan	521,574,393	329,495,325	2,647,154	76,451,800
9. Ratification of Shares Issued	921,116,505	985,711	2,642,788	3,417,784

Yours sincerely

Duncan Glasgow
Company Secretary


BOART
LONGYEAR



Boart Longyear Limited ABN 49 123 052 728

Registered Office

Level 56, MLC Centre, 19 -29 Martin Place, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907
E-mail: ir@boartlongyear.com
www.boartlongyear.com


RECEIVED

28 April 2008

Australian Securities Exchange Limited
Exchange Centre
20 Bridge St
Sydney NSW 2000

ASX Announcement/Press Release

Planned Retirement of Chief Executive Officer and Announcement of Successor

Boart Longyear Limited (ASX: BLY) announces the retirement of its Chief Executive Officer, Paul Brunner, on 31 December 2008, after more than 20 years of service with the Company. Craig Kipp is immediately promoted to President and Chief Operating Officer of the Company and will succeed Mr Brunner as the Company's next Chief Executive Officer from 1 January 2009.

Mr Graham Bradley, Chairman, recognized Mr Brunner's substantial contribution to Boart Longyear. He then stated that the Board is "truly delighted that Craig Kipp has accepted the promotion to the CEO role. He does so as part of a thorough succession planning process and following two years of exceptional performance and leadership in the Company, all of which enabled the Board to come to a unanimous decision to offer Craig the position."

Mr Kipp joined Boart Longyear in October 2005. Since joining the Company, he has been instrumental in leading our two business segments, by establishing the global organisation, processes and operating rhythm needed to support manufacturing, sourcing, engineering, information technologies, and sales, which have contributed to Boart Longyear's success and tremendous growth. In addition, Mr Kipp was one of the key executives involved in the completion of the Company's IPO in 2007.

Prior to joining Boart Longyear, Mr Kipp spent 22 years with the General Electric Company., where he held positions as General Manager – China Operations and supported the start-up of GE Energy's Operations in China, and General Manager – Hungary Operations where he was responsible for the establishment of GE's gas turbine business in Central Europe. Mr Kipp also spent six years as an executive in GE's Nuclear Energy business.

Mr Kipp commented "I am very excited about the future for Boart Longyear and honoured to lead the business and our talented team. We have all the elements of a world class global business: great people who are passionate about the Company, an industry-leading brand, and an unmatched global footprint with both our Services and Products businesses. The eight month transition with Paul will allow for a seamless handover and supports the best interests of our employees, customers and investors."

The terms of Mr Kipp's employment are attached as an appendix to this announcement.



Investor enquiries:
Alison Henriksen, VP Investor Relations
Boart Longyear Limited
+61 2 9293 2599
ir@boartlongyear.com

Media enquiries:
Ian Brown
Channel Financial Communication
+61 2 9221 0008
ibrown@channel.net.au



Appointment of CEO – Mr Craig Kipp

Summary of Key Terms of Employment

a) Effective date : 1 January 2009

b) Duration of Contract : Continuing contract with no fixed term

c) Remuneration: Three components as follows:

(i) Fixed Remuneration – Base salary is US$1,000,000.

(ii) Short-Term Incentive – Maximum annual bonus is 100% of base salary, subject to performance against objectives set by Board.

(iii) Long-Term Incentive –grant of rights under the Long-Term Incentive Plan with a face value equal to base salary. Should the grant be subject to approval by Boart Longyear shareholders at the 2009 AGM and such approval not be granted, Mr. Kipp would receive alternate compensation of comparable economic benefit.

d) Notice Period and Termination Rights

(i) Notice period required from Mr Kipp is 180 days.
(ii) Termination with cause – Statutory entitlements only.
(iii) Termination without cause –
  a) 12 months' salary
  b) pro-rata bonus through termination date
  c) waiver of medical insurance premiums for 12 months or until 1 January 2011, whichever is later
  d) up to US$100,000 relocation expense reimbursement

e) Restrictive Covenants

(i) Confidentiality obligation for perpetual term
(ii) 12-month non-competition and employee non-solicitation covenants; Boart Longyear has option to extend for up to another 12 months with payment of one month's base salary for each month of extension.

f) Special Retention Incentive

In the event Mr. Kipp's CEO employment agreement becomes effective on 1 January 2009, Mr. Kipp will receive two tranches of options to purchase 2,500,000 shares of Boart Longyear Limited stock. The first tranche of 1,000,000 options and will have an exercise price equal to the volume weighted average price during the 30-trading day period following 28 April 2008 and will vest on 1 January 2013. The second tranche of 1,500,000 will be granted subject to any applicable approvals with an exercise price equal to the volume weighted average price during the 30-trading day period prior to 1 January 2009 and will vest on 1 January 2014. Vesting subject to Mr.



Kipp's continued employment on the relevant vesting date. All options will expire on 31 December 2015 in certain circumstances vesting may accelerate, as follows:

- Upon a change of control prior to 1 January 2011, a pro-rata portion of outstanding options vest, and upon a change of control on or after 1 January 2011, all outstanding options vest.
- Upon termination of employment by reason of death or disability, or by Boart Longyear without cause, a pro-rata portion of unvested options will vest and may be exercised for the six-month period following termination.
- Upon termination of employment for cause, any unexercised options terminate immediately.


RECEIVED
2008 MAY 19 A 9:0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Boart Longyear Limited**
ABN 49 123 052 728

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Brook
Date of last notice	12 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1: Direct : and 2: Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	A. Gillian Brook B. Eagles Rest 156 Pty Ltd ATF Brook Family Super Fund
Date of change	8 May 2008
No. of securities held prior to change	1: 45,945 2: 108,108
Class	Ordinary
Number acquired	1: Nil 2: A – Nil 2: B - 50,000
Number disposed	1: Nil 2: Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.94955 per share
No. of securities held after change	1: 45,945 2: 158,108

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Boart Longyear Limited
ABN 49 123 052 728

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter St. George
Date of last notice	12/04/2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Maeva 2 Investments Pty Limited ATF 2 Maeva 2 Investments Super Fund A/C
Date of change	30 April 2008
No. of securities held prior to change	289,188
Class	Ordinary
Number acquired	80,000
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.92 per share
No. of securities held after change	369,188
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END